787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 24, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Senior Floating Rate Fund Inc. (AFT)

(SEC File No. 333-262873; 811-22481)

Apollo Tactical Income Fund Inc. (AIF, and together with AFT, the “Funds”)

(SEC File No. 333-262875; 811-22591)

Ladies and Gentleman:

This letter is in response to telephonic comments provided by Mindy Rotter and Raymond Be of the staff of the Securities and Exchange Commission (“Staff”) to Neesa P. Sood and Samuel Bolam of Willkie Farr & Gallagher LLP on March 11, 2022 and March 23, 2022, respectively, and supplemental telephonic comments provided by Ms. Rotter to Mr. Bolam on May 17, 2022 and provided by Mr. Be to Ms. Sood on May 19, 2022, with respect to the registration statement on Form N-2 of each Fund (collectively, the “Registration Statements”). The purpose of each Registration Statement is to register additional shares of each Fund for an at-the-market offering. For the convenience of the Staff, the comments are summarized below and unless otherwise indicated, apply to the Registration Statement for each Fund. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under each comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statements.

Accounting Comments

Comment No. 1 (AFT and AIF): We note that portions of the Registration Statements are incomplete. A full financial review must be performed and we may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added or in any amendment.

Response: The Funds confirm that such portions of the Registration Statements will be completed in an amendment to each Registration Statement and understand that these portions will be subject to further review.

Comment No. 2 (AFT and AIF): In stating that financial statements are incorporated by reference, live hyperlinks to such financial statements filed on EDGAR need to be provided in the Registration

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO    ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Statement. Please confirm in correspondence that the required financial statements and live hyperlinks will be included in an amendment to each Registration Statement.

Response: The Funds confirm that the hyperlinks will be included as requested in an amendment to each Registration Statement.

Comment No. 3 (AFT and AIF): With respect to the supplemental Summary of Fund Expenses information provided to the Staff via email, please explain why the footnote disclosure in AIF with respect to AIF’s Amended Credit Facility changing from the London Interbank Offered Rate (“LIBOR”) to the Secured Overnight Financing Rate (“SOFR”) is not applicable to AFT at this time.

Response: Each of AIF and AFT have entered into credit facilities with Sumitomo Mitsui Banking Corporation (“SMBC”) as lender, which each charge interest at a rate of a reference rate plus a fixed percentage. AFT’s credit facility most recently matured and was renewed on September 1, 2021. At that time, AFT and SMBC negotiated to use LIBOR as the reference rate. AIF’s credit facility most recently matured on April 4, 2022 and was renewed on April 4, 2022. As part of the amendment to AIF’s credit facility on April 4, 2022, the reference rate was changed from LIBOR to SOFR.

Disclosure Comments

Comment No. 1 (AFT): The section of AFT’s prospectus titled “Investment Objective and Strategies,” discloses that it seeks to achieve its investment objective “by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade (“Senior Loans”) and investments with similar characteristics” (emphasis added). Please revise to the disclosure to clarify what “investments with similar characteristics” is referring to.

Response: The reference to investments with similar characteristics is intended to disclose that the Fund may include in its primary investment strategy derivative or other instruments with economic characteristics similar to the securities included in that strategy. The Fund believes that this language is common in fund disclosure when identifying investments that may be included in a primary investment strategy and appropriately discloses to investors the nature of the instruments that may be included in the Fund’s portfolio. The Fund respectfully submits that no additional clarification is necessary.

Comment No. 2 (AFT and AIF): In the section of AFT’s prospectus titled “Investment Objective and Strategies,” and in the section of each Fund’s prospectus titled “The Fund’s Investments” the Funds disclose that Senior Loans typically have rates of interest that are determined by reference to a base lending rate, plus a premium or credit spread and that the “base lending rates are primarily the London Interbank Offered Rate (“LIBOR”) or the Secured Overnight Financing Rate (“SOFR”).” Please supplementally explain how much of each Fund’s investments is allocated amongst the two reference rates. To the extent a Fund’s investments are disproportionately based on one or the other, please revise the disclosure accordingly.

Response: Each of AFT and AIF are more significantly exposed to LIBOR than to SOFR. Over 75% of AFT’s investments are exposed to LIBOR and less than 15% of its investments are exposed to

SOFR. Over half of AIF’s investments are exposed to LIBOR and less than 15% of its investments are exposed to SOFR. Each Fund has revised its disclosure to reflect that base lending rates are primarily LIBOR but may also be SOFR or the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders.

Comment No. 3 (AFT and AIF): On the cover page of each Fund’s prospectus and/or the “Leverage” section of the summary prospectus, please state what the Fund’s leverage ratio is as of a recent date.

Response: The Funds confirm the requested disclosure will be included in an amendment to each Registration Statement.

Comment No. 4 (AFT and AIF): The Staff notes that each Registration Statement does not yet include all of the information required by Form N-2, please include such information in an amendment to each Registration Statement.

Response: The Funds confirm that such information will be completed in an amendment to each Registration Statement.

Comment No. 5 (AFT and AIF): In the section of each Fund’s prospectus titled “The Fund’s Investments” under the heading “Portfolio Composition,” each Fund discloses that “a [b]orrower under a Senior Loan must comply with restrictive covenants contained in a loan agreement or note purchase agreement.” If either Fund holds a significant amount of covenant-lite loans, please include disclosure in the respective Fund’s Registration Statement regarding the heightened risks associated with covenant-lite loans.

Response: The Funds may, from time to time, invest a material portion of their assets in covenant-lite loans. In response to the Staff’s comment, the Funds have each added the following disclosure to the Registration Statements in the Section “Risk Factors” under the heading “General Risks”:

Covenant Lite Loan Risk. Some of the loans or debt obligations in which the Fund may invest are “covenant-lite”, which means the loans or obligations contain fewer financial maintenance covenants than other loans or obligations (in some cases, none) and do not include terms which allow the lender to monitor the borrower’s performance and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The Fund may also experience difficulty, expenses or delays in enforcing its rights on its holdings of covenant-lite loans or obligations. As a result of these risks, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund.

Comment No. 6 (AFT and AIF): In the section of each Fund’s prospectus titled “Leverage” under the heading “Changes to Leverage” it states the following: “Accordingly, the Fund will not seek to cover its obligations under Derivative instruments used for such borrowing purposes by segregating assets equal to its obligations under such a Derivative contract.” Please supplementally explain what this means.

Response: Each Fund has revised its disclosure to remove the referenced language.

Comment No. 7 (AFT and AIF): In the section of each Fund’s prospectus titled “Risk Factors,” reference is made to each Funds’ most recent annual report on Form N-CSR for a discussion of the “General Risks” of such Fund. The Funds also disclose “Other Risks” which do not appear in the Funds’ annual report on Form N-CSR. Please supplementally explain the rationale for categorizing the risk factors in this way.

Response: For a registered closed-end fund to rely on the exemption in Rule 8b-16(b) under the Investment Company Act of 1940, as amended (“Investment Company Act”), from annually amending its registration statement on Form N-2, the closed-end fund must include the principal risk factors associated with the fund as required by Item 8.3 of Form N-2 in its annual report transmitted to shareholders. The risk disclosure required by Item 8.3(a) of Form N-2 in a fund’s prospectus is the “principal” risk factors associated with investment in the fund and those generally associated with investment in a similar fund. Item 17 of Form N-2 requires disclosure in a fund’s statement of additional information (“SAI”) regarding the fund’s investment objective and policies and is designed to “augment[] the disclosure about those types of investments, policies, or practices that are briefly discussed or identified in the prospectus[.]” Registered closed end funds typically provide supplemental risk disclosure in response to Item 17 in an SAI.

Both the Registration Statements are written without SAIs, and instead respond to all of the required items in Form N-2 in a single prospectus. Each Fund includes in the Funds’ annual report only the risk disclosure it believes to be the principal risks of the respective Fund responsive to Item 8.3 of Form N-2. The disclosure found under the heading “Other Risks” in the “Risk Factors” section of each Fund’s Registration Statement is supplemental risk disclosure that is responsive to Item 17 of Form N-2 and that would typically be found in a Fund’s SAI.

Comment No. 8 (AFT and AIF): In the section of each Fund’s prospectus titled “Risk Factors,” it states: “The above discussion of the various risks associated with the Fund and its investments is not, and is not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund.” The disclosure in a Registration Statement is required to be complete. Please revise accordingly.

Response: Each Fund has clarified this disclosure to read as follows:

The above discussion of the various risks associated with the Fund and its investments disclose the principal risks to which an investment in the Fund is expected to be subject based on its current investment program. The degree to which the Fund may be subject to these or other risks may change over time. In addition, as market, economic, political, tax and other factors change or evolve over time, an investment in the Fund may be subject to risk factors not foreseeable at this time or able to be described in this prospectus at this time. Prospective investors should read this entire prospectus and consult with their own advisors before deciding whether to invest in the Fund.

Comment No. 9 (AFT and AIF): The section of each Fund’s prospectus titled “Description of Shares” under the heading “Certain Provisions of the MGCL and the Fund’s Charter and Bylaws” states that the Funds have opted into the Maryland Control Share Acquisition Act. Please explain how the Funds have considered recent legal developments interpreting Section 18(i) of the 1940 Act in connection with such decision. Please consider whether a corresponding risk factor should be included in each Fund’s prospectus in light of the legal uncertainty regarding such legal developments.

Response: Fund management is aware of the opinion issued by Judge Oetken in Saba Capital CEF Opp. 1 LTD., et. al. v Nuveen Floating Rate Income Fund, 21-CV-327 (S. Dist. NY, Feb. 17, 2022) (the “Nuveen Opinion”), and understands that the judgment is currently on appeal. The Nuveen Opinion considered the adoption of bylaws by a registered investment company organized as a Massachusetts business trust intended to create control share limitations found in certain state corporate control share acts. The facts and analysis at issue in the Nuveen Opinion are clearly distinguishable from each Fund as they relate to utilization of control share provisions. In particular, each Fund is a corporation organized in a jurisdiction with a corporate control share statute (i.e., the Maryland Control Share Acquisition Act) that is available to corporations such as the Funds. In contrast, no such statutory provision was directly available to the Nuveen Massachusetts business trusts. The Funds also submit that federal case law in Maryland offers an alternative analysis of Section 18(i) from the conclusions expressed in the Nuveen Opinion. Specifically, the United States District Court for the District of Maryland1 concluded that a poison pill adopted by a closed-end fund consisting of the issuance of rights to all stockholders to purchase additional common stock (“Rights”), where the ability to exercise the Rights would become void for any Rights associated with common stock in excess of 11% of the outstanding shares, did not violate Section 18(i) of the 1940 Act. The Court reasoned that the restrictions on the exercise of the Rights in respect of shares held by a person acquiring in excess of 11% of the shares outstanding “are limitations upon the voting rights of the stockholder, not variations in the voting powers of the stock per se. The voting power of the stock in the hands of a large stockholder is not differentiated from all others in its class; it is the personal right of the stockholder to exercise that power that is altered by the size of his holding.”2 The Court further reasoned that, “[a]though the triggering of the poison pill will result in a reduction of the [acquiring person’s] ownership interest, this is an issue of dilution of economic interest and corresponding voting power and has nothing to do with the voting rights of the shares themselves.”3 In other words, the language of Section 18(i) clearly addresses voting rights that are embedded in the stock issued by a fund, not the power to vote the stock by a particular holder. The Funds submit that the reasoning of the Maryland district court with respect to the treatment of poison pills is equally applicable to an analysis of a control share act under Section 18(i). The Funds therefore submit that the decision of the court in the Nuveen Opinion is not dispositive of the interpretation of Section 18(i) as it relates to an investment company organized as a corporation seeking to avail itself of an applicable corporate statute. Finally, each Fund also submits that its action to opt-in to the Maryland Control Share Acquisition Act was taken in a manner consistent with the Staff’s guidance issued in the May 27, 2020 no-action letter on control share acquisition statutes.

[1]	See Neuberger Berman Real Estate Income Fund v. Lola Brown Trust No. 1B, et al. 342 F. Supp. 2d 371 (D. Md. 2004).

[2]	Id. at 375 (quoting Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977)).

[3]	Id. at 376.

The Funds submit that their registration statements appropriately reflect information regarding the Maryland Control Share Acquisition Act, including the Act’s potential impact on Fund shareholders. In light of the differences between the Funds and the investment companies involved in the Nuveen Opinion, along with the uncertainty of the ultimate disposition of that case, the Funds believe that no additional disclosure regarding the Nuveen Opinion is necessary or appropriate at this time.

Disclosure Comments - Annual Report on Form N-CSR

Comment No. 10 (AFT and AIF): In the Funds’ Dear Shareholders Letter, the manager commentary addresses market conditions in detail but does explain how the portfolio or strategy was positioned or impacted by conditions and trends over the reporting period. The Staff believes this information may improve investor understanding of the Funds’ strategy and results achieved during the period. Please consider enhancing disclosure in the future. See generally Item 24.4(G) of Form N-2.

Response: The Funds appreciate the Staff’s comment and will consider in future annual reports on Form N-CSR including such disclosure.

Comment No. 11 (AFT): In the section of AFT’s annual report titled “Fund Investment Objectives, Polices and Risks” under the heading “AFT Fundamental Investment Restrictions,” the Staff noted that AFT does not disclose a concentration policy.

Response: Pursuant to Section 8(b) of the Investment Company Act, AFT adopted the following fundamental investment policy with respect to concentration:

The Fund may not:

Invest more than 25% of its total assets (taken at market value at the time of each investment) in the securities of issuers in any one industry; provided that securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry. The Fund determines industries by reference to the Global Industry Classification Standard as it may be amended from time to time.

Such policy was inadvertently omitted and will be reflected in the amendment to AFT’s Registration Statement.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (202) 303-1232 or P. Jay Spinola at (212) 728-8970.

Very truly yours,

/s/ Neesa P. Sood
Neesa P. Sood

Enclosures

cc:	Kristin Hester, Apollo Global Management, Inc.

P. Jay Spinola, Willkie Farr & Gallagher LLP

Samuel Bolam, Willkie Farr & Gallagher LLP